Filed by: BHP Group Limited and BHP Group Plc

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: BHP Group Limited

(Commission File No.: 001-09526)

Woodside CEO Meg O’Neill

BHP Petroleum Employee Town Hall

31 August 2021

The following transcript of a town hall meeting with Meg O’Neill, chief executive officer and managing director of Woodside Petroleum Ltd., and employees of BHP Group’s petroleum business, conducted on August 31, 2021, was made available on September 1, 2021.

Speaker 1:

Hey, good morning, everyone. Just a quick reminder before we get started of the safety considerations. So no planned fire drills or anything of that nature this morning. So if we do hear an alarm, I ask you all just to sit and listen. You’ll hear instructions over the speakers. If we have to leave, we’ll all exit through the back doors, down to the ground floor, and out onto the grassy area in front of the building. Thank you very much.

Speaker 2:

Shiva, you’re on.

Shiva McMahon:

Very good. Hello everyone and thank you for joining us for our town hall today, from all of our locations, and with Geraldine there in Houston with a room full.

I’m here in Perth. It’s actually late in the evening here for us, and I’m thrilled to be joined by Meg O’Neill, CEO of Woodside.

We are going to sit down and have a conversation about the merger that we announced a couple of weeks ago, to bring our two companies together. Our fantastic companies are going to create a larger and more resilient portfolio, and for us to be able to better equipped to face the changing competitive context, as well as the energy transition.

I know there are a lot of questions on people’s minds. Many of you still have questions that the transition team that’s just been formed will be taking on and working hard to resolve as quickly as they can. We’re of course committed to transparency and bringing those answers to you as quickly as we get them. And we’re here today to just start that dialogue, and Meg will be able to give us a lot more color about her vision, and the strategy for this merged company. And of course, answer many of your questions.

So lots of questions have come through on Vevox over the last several days, but before we move to those, I’d like to start with a couple of questions on my own, if that’s okay with you, Meg?

Meg O’Neill:

Please do.

Shiva McMahon:

So firstly Meg, congratulations on your appointment as CEO.

Meg O’Neill:

Thank you.

Shiva McMahon:

I’m sure many people have been Googling you, and your LinkedIn profile viewing has been spiking for the past couple of weeks. You’ve obviously had an amazing career with Exxon before you joined Woodside. Would you please share with us a bit more about where you grew up, and your journey through your career to today?

Meg O’Neill:

Sure. Thanks Shiva, and good morning, good afternoon, everyone. Good evening to the folks in Perth and anybody from Melbourne who might be joining us. It’s a real pleasure to be able to speak with you today.

I guess just to kind of get things started with a little bit about who I am. So I was born and raised in Boulder, Colorado. So I grew up skiing, playing soccer and basketball. I’ve always enjoyed sports. As a kid I was interested in math and science, was always good at math and science. And my dad was an engineer, so I went into engineering.

I studied ocean engineering, actually, which I guess coming from a landlocked state seems a little bit odd that I’d always been intrigued by the idea of the ocean and exploration. And so I studied ocean engineering, and I kind of lucked into the oil and gas industry. I was at a career fair for the department, and an engineer from Exxon was there who started talking about all the kind of interesting work they were doing. And it was a point in time where in the Gulf of Mexico, we were just kind of getting past that thousand-meter water depth mark.

And so I went down for an interview and thought, “Wow, this is really exciting work, and really exciting people. And that was the start of the career. Really had a lot of fortunate opportunities. Worked in engineering, worked in operations, worked in general management. Had assignments around the world, was in Indonesia for five years. Was in Eastern Canada for a couple of years, Norway for a few years. And then my last few roles at Exxon were regional leadership roles, where I had the chance to again, travel the world and see quite a bit of the portfolio.

And then I made the decision in 2018 to make a change and come to Woodside. So Woodside was really attractive to me for a few reasons. So working for a bit of a smaller enterprise, it felt like I could make a bigger difference. And that was in two dimensions. One was in the business strategy of the company. So Woodside was at a point where we’d done a couple of big projects, but there was a question about what our fork in the road might look like, and what path we might take. So the chance to influence the strategy was really exciting.

And then the chance to influence the culture of the organization. So for me, I was really interested in being able to drive cultural change, be part of an organization that would be a better place to work. And I felt like I could really make a difference here, and so that was what brought me to Woodside, and that was three and a half years ago.

Shiva McMahon:

That’s fantastic. That’s quite a personal and professional journey, Meg. And now we, as BHP and Woodside are about to embark a journey of our own, why merge BHP and Woodside? What’s going to make this $40 billion company more successful? What’s your strategy? What’s your vision for this company?

Meg O’Neill:

Yeah. Look, I think the real opportunity for all of us as the merger comes to fruition, is to figure out how can we make one plus one equal three? And how can we do more as a bigger organization than we could as two separate organizations?

And when I look at what the merger does, so it brings together a very geographically diverse portfolio. We’ll be more diverse in terms of product mix. The assets are all world-class. If we look at the assets in the Gulf of Mexico, in Australia, Trinidad and Tobago, Senegal, the portfolio is phenomenal. Sorry, Mexico. So some really phenomenal assets. And I think bringing the two organizations together, we will have cashflow. We will have a very strong balance sheet. We will have the ability to really progress our investment into these areas.

I think the third pillar for us that’ll be really exciting, if we think about our business in the context of energy transition, we have a unique role as an energy company to play, in helping the world to decarbonize. And oil and gas will be important for many years. We think gas will be part of the decarbonization solution for many of our customer nations. But we recognize we’ve got to do more, and we recognize that there’ll be some new energy opportunities that we’ll be able to pursue as part of this new entity, that maybe we would have struggled to pursue if we were two separate companies. So I think the real opportunity for us is to work together to figure out how do we make one plus one equal three.

Shiva McMahon:

That’s fantastic. Thank you. So to build on that, BHP’s strategy has been focused on conventional oil and deep water growth. Woodside has a tremendous track record as a leader in the LNG business, and that expertise. And you talked about us coming together and looking at that third pillar around low carbon. Can you tell us more about how you would balance investment in these three pillars as we move forward, as it pertains to the capital allocation and framework? How would you see that?

Meg O’Neill:

So it’s a great question, Shiva. One way to think about it is to think about what investing in those three pillars would do to our portfolio from a financial perspective. So when you think about an oil investment, typically the production profile is one where you peak very quickly, and the financial outcome of that is the investment pays back quite rapidly. Rate of return tends to be pretty high. But you’re on a treadmill, right? So to keep your production up and your revenue up, you’re on this treadmill of needing to continue to invest. So there’s a place in the portfolio for that.

LNG offers a different characteristic, so very capital intensive upfront, but it generates a very steady cashflow for a very long period of time. Call it 15 or 20 years. Rate of return might be a little bit lower. And so you say, “Well, those are two pretty good pillars that I want to figure out, how do I get the right mix for my shareholders in terms of return on their dollar?” New energy is fascinating, because new energy in many ways, it’s a little bit more like a manufacturing process. You don’t have the resource risk that we have in our traditional oil and gas portfolio. So one of the key risk elements that we deal with every day kind of fades away. But the new energy space that we’re focused on, which is production of hydrogen and ammonia particularly, you know, those are industrial processes. We think we can actually make pretty attractive returns there, as those businesses scale up.

And so I think we’ll end up with those three pillars where you’ll say, “Look, we’ve got oil, which can deliver high returns. It’s a product that is still in very high demand, and will be certainly for the next decade, probably two decades. You’ve got LNG, which is part of the global decarbonization solution, that will generate very predictable cashflow. And then you’ve got new energy, which is part of the world’s carbon solution. Maybe a little bit lower return, but still an attractive return, with a little bit less volatility than the other two commodities.”

Shiva McMahon:

Oh, that’s great. So let’s get started on some of the questions that have come in over the past few days from our teams on Vevox. The first area is around exploration. And there’s actually been quite a few questions on the topic. So I’m going to try and capture the essence of many of those questions. Exploration budgets are becoming tighter everywhere across the industry. And to sustain the business and offset the inevitable declining production, and continue to grow, what role do you see for exploration after the merger?

Meg O’Neill:

Great question. I know there’s a lot of interest in that. The way I think about exploration is I like to think about it in terms of what it brings to the portfolio. And what the purpose of exploration, sort of coarsely said, is to find things that we can then we can invest in, in the future.

The exploration track record of industry as a whole has been a bit mixed. And Scarborough, which is a project that we’re partners in, might be a good example. It was discovered 40 years ago. And if you think about the decarbonization journey that the world is on, finding something that’s going to take 40 years to commercialize probably means you’re not going to commercialize it. And so we need to think about exploration in the context of the world’s climate change ambitions. And we need to be very focused on exploration that has a pathway to commercialization that is aligned with those ambitions. So that’s probably the easiest way to summarize how I think about that.

That’s sort of the flip side of the coin. And at Woodside we’ve been ramping down our exploration activity. We’ve been focusing exploration near assets where we operate today. So in Australia, in Senegal. We’ve also been ramping up our spending in new energy and carbon. And it’s really interesting. So our geoscience team, the folks who explored five years ago, we’ve got a lot of them working in the carbon business right now because there’s tremendous similarities. So when you look at the carbon business, when you look at CCS, there are skills that we have in our business today that will be immediately transferable to some of these decarbonization technologies that we’re pursuing. So if you’re an explorer and you’re wondering, okay, well, what does life look like for me? I think there actually is tremendous opportunity. And we’ve seen that in-house, within the Woodside team. And I expect again, as we bring the teams together, we’ll say, look, there’ll be exploration areas where we really want to focus because we do see that pathway to commercialization. And then there’ll be some other things where we’ll use those same skills for be it CCS or carbon or other opportunities.

Shiva McMahon:

Okay, great. So in the same vein, another question from Vevox from our team, with the ongoing execution of Sangomar development and the likely sanction of Scarborough later this year, will Woodside have the resources to continue exploration or pursue the Trion development?

Meg O’Neill:

Great question. I think it goes back to my answer on the vision of the merger, which is we need to be delivering better outcomes for our shareholders than we would independently. So the Sangomar project is well underway. It’s due to start producing in 2023. Scarborough of course is a project that both companies have a stake in, and we’re working towards that final investment decision later this year.

But for us to really deliver value to our shareholders, we’re going to need to demonstrate that we are progressing more than just what Woodside would have progressed before. So it’s actually one of the key first tasks of the integration team is to start putting together what the business plan of the new company looks like, pulling in the opportunities that we’re both pursuing independently and figure out how do we get the right set of activities? How do we get the right plans put together? How do we make sure that we’re resourced to progress the things that will move us forward as a company?

Shiva McMahon:

Now changing gears a bit now.

Meg O’Neill:

Okay.

Shiva McMahon:

We’re going to come down to 1,000 foot level. We have a few questions around the timing of integration work and the impact on people. Can you please comment on the rough makeup of a potential Houston office? Is it going to only contain the required roles to support the Americas and the Caribbean based assets, or would it be larger containing some of the global services or will global services roles all be based out of Perth?

Meg O’Neill:

So very big question there, Shiva, I think there’s a few dimensions to it. And maybe one way to talk about it is to talk about what is a merger, what does success look like in this merger. And maybe one way to paint that picture is that in two years’ time after we complete, then you walk into an office in Trinidad and Tobago or Dakar or Houston or Perth, and you say this feels like the same company. And we want to make sure that as we work through the integration, that we really are pulling together the best capability and the best talent of the two companies that are coming together. And that means we’ll have jobs where the talent needs to be. I think one thing that COVID has taught us is that you can work differently. Technology enables us to work differently. So I think we actually need to look at in a context of COVID with all the technology we have today, what’s the right way to work things.

But to the US question specifically, there are some jobs that need the US expertise and tax is maybe an easy example. I think it would be pretty ineffective for tax people sitting in Perth to be trying to do US taxes. So I think we envisioned that the Houston office will have a very significant role in the new company. And maybe it’s worth talking about new energy a little bit here as well. So when you look at the potential market for some of the new energies, and hydrogen and ammonia are probably the two leading candidates, because the US is going to be the world’s biggest market and it’s not driven by politics. It’s not going to be driven by the government. It’s going to be driven by corporations who have made their own commitments to decarbonize. You don’t have to look too far past the tech pages, Facebook, Google, Google, Amazon, Pepsi, all the major corporates in the US have their own decarbonization objectives. So the customer pool is huge in the US, and we’ve absolutely got to use the Houston office as the springboard to capture some of that market.

Shiva McMahon:

I’m sure that will be a really important point for the Houston team. And they’ll be really excited to hear that from you, Meg. So BHP has recently gone through a round of layoffs with the future proofing operating model that I’m sure you’re familiar with. And Woodside recently announced a similar effort. Is there another large round of redundancies coming and will that be differentiated between our field operations and office space staff?

Meg O’Neill:

So another great question. And let me start by acknowledging that there’s going to be a fair amount of uncertainty between today and the completion of the merger. We do have an integration team that we’ve stood up. So Wally Hay is leading from the BHP side. Daniel Kalms is leading from the Woodside side and that team’s going to be progressing things like looking at our operating processes, bringing all of our activities together, figuring out how do we switch over our computer systems and get on a common platform, all those really detailed questions that you have to work through.

And I do recognize there’s going to be ongoing uncertainty for a period of time until we get to completion. We absolutely are focused on making sure that we get the best talent in the new organization. So that’ll be an important part of the process that we work through as we go through this integration process. I think it is worth highlighting that if you’re a field operator at the Macedon plant or on Shenzi Platform or on the Rankin Platform, there’s probably not a whole lot that’s going to change. The efficiencies as we’ve mapped out the synergies probably are more oriented towards the office staff. And again, I do recognize that’s going to create a bit of uncertainty for folks and we’ll do our best to be as transparent as we possibly can around the outlook for communicating the organization design and those critical questions that I know is on everybody’s mind.

Shiva McMahon:

Okay. That’s great. And we have a question here about development opportunities. You’ve probably touched on it a little bit, but the question is whether you can please explain how Woodside’s career ladder looks like today and how would you see that evolve in the new organization?

Meg O’Neill:

I think we have a chance to completely reset the career ladder. So when I spoke about my background with Exxon, one of the things that was really valuable in my development was the opportunity to go to a variety of places around the world and have a variety of experiences. And one of the constraints of a smaller company is you don’t have quite as many of those opportunities. With the organizations coming together, the significant increase in portfolio, the geographic diversity, the product diversity, I think we’re going to find that we’re able to redefine the career progression ladders, recognizing there’s opportunities available post-completion that weren’t available for us before. So I think it will be actually really great for our employees and we’ll be able to offer more developmental choices than we’ve been able to offer in the past.

Shiva McMahon:

So this is another long one.

Meg O’Neill:

Okay.

Shiva McMahon:

Bear with me. So for our team, our open, inclusive, and progressive culture is what makes BHP a great place to work. This includes flex working, commitments to gender, racial, and LGBTQ equity and Indigenous reconciliation. Can you please share some of Woodside’s current cultural priorities and the work being undertaken in this space and are these likely to be reassessed through the integration?

Meg O’Neill:

So Woodside has a very strong commitment to inclusion and diversity. And if I share a few facts and figures, so we’ve been recruiting gender balance for the last five years, and that’s not just professional staff. That includes a field staff, operators, maintainers as well. We are also committed, of course, to not just the diversity recruitment metrics, but making sure that we have an inclusive place to work.

If I speak a bit about Indigenous Australians, and I recognize this as a very Australian context, and I can speak to Houston in a moment. We have a very strong reconciliation action plan. We’ve got a number of very significant commitments for how we engage with the traditional custodians in the areas where we operate, very strong relationships with the traditional custodians in both the Karratha area, as well as Perth.

We’ve done a tremendous work I think in terms of developing, recruiting, developing, and retaining Indigenous Australians. From an LGBTQI perspective, so Woodside’s employee network, which is called Spectrum, won the best new network of the year in the Australian LGBTI awards two years ago. So we’re very proud of our work on that front. We actually won best float in the Perth Pride Parade in 20... I want to say 2019. Yeah, it was pre-COVID, 2019. So we take our commitments very seriously in this space.

This past year, we’ve actually also stood up two new networks. One is focused on supporting employees of varied abilities, both neurodiverse, as well as physical ability diversity. And we’ve stood up a second network on cultural and linguistic diversity to make sure that people who come from different cultural backgrounds, so sort of many Australians also have the opportunity to really achieve their true selves. And that really gets down to a sense of inclusion and making sure that we’ve got a workplace where people can put their best self forward every day, where we have a safe working space and that’s physically and psychologically safe, where we’re supporting our people to achieve their full potential.

Shiva McMahon:

That’s good. Now, we touched on flex working in that question. I’m curious, how do you achieve work-life balance? I hear you are a great netballer, is that true?

Meg O’Neill:

I play netball. I’m not a great netballer. It’s probably worth a translation for the US audience. Netball is a sport that’s a little bit like basketball. It’s played predominantly in the Commonwealth, except you can’t dribble the ball and there’s no backboard. And then there’s a lot of very specific rules around who can do what on the court.

Joking aside, I’ve always played team sports. I take a lot of my leadership lessons from team sports. Everywhere I’ve lived and worked in the world, I’ve always enjoyed sport as a way to meet new people, to decompress after work. I’ve played soccer, ice hockey, rugby. When I was in Canada I took up curling. I’m up for any game. I look forward to doing that and here I play netball. Good fun.

Shiva McMahon:

We’ve covered a lot of topics that have come through on Vevox beforehand. I thought it would be good now to turn to the rooms in our different locations and see some live questions, if that’s okay?

Meg O’Neill:

Excellent.

Shiva McMahon:

We’re going to start with [employee name] in Trinidad. [employee name], are you there? Can you unmute your line?

Question:

Yes. Yes, I’m here. My name is [employee name], operations services manager for the Trinidad and Tobago production unit. I guess from everything we know about Woodside, we can tell Woodside is obviously a great company. Is there an area you think the company needs to improve upon moving forward?

Meg O’Neill:

It’s a great question, [employee name]. Thanks for asking. If I maybe paint a picture for the context that we operate in, the world is changing in two very important dimensions. In our industry competition is increasingly fierce. If we look at the behaviors of OPEC in the oil space, if we look at what’s going on with the Qataris and the Russians in the gas space, competition is very intense. It means for us to be successful, we have absolutely got to be focused on being a competitive supplier of the products that we produce and that means we’ve got to be very keenly focused on safe, reliable, low-cost operations and driving costs out of the business where we can.

The second key theme that shapes our business is climate change. Response to climate change needs to also permeate everything we do and Woodside, we’ve made commitments to reduce our own emissions and when the merger completes, we will apply those same commitments to the full portfolio. We’re committed to transparently reporting our equity emissions. We’ve made commitments to reduce by

15% by 2025, by 30% by 2030, working towards net zero by 2050. That absolute focus on climate change, managing our emissions and playing our role in the energy transition, is extraordinarily important. The catch phrase I use with the team here is low-cost, low-carbon. Technology underpins much of that and at Woodside we take a lot of pride in the work that we do with things like artificial intelligence, use of sensors, but we view technology as key to supporting our competitiveness both on a cost front and a carbon front. Those are the things that we’ve been trying to work on with the organization here and I think will be important as the merger comes together as well.

Shiva McMahon:

Wonderful. Let’s go to our Houston room. I think you’re all lined up to ask a question. Go ahead. Can you hear us? We can’t hear you.

Question:

Hello.

Shiva McMahon:

There we go.

Question:

Good. Thank you very much. My name is [employee name] I’m a petroleum engineer and I just want to congratulate Meg first for her appointment as CEO. Well done. Now let me get to my two questions. The first question is about the kind of work that Woodside is currently actively undertaking toward the energy transition. That’s the first question. I think you brushed a little bit on that, but I would like you to elaborate more particularly in the space of hydrogen, CCUS and others. The second question is that we have a lot of talent here at BHP who have expertise in those areas and what kind of opportunity will be given to those employees so that they can add their talent to this effort? Thank you very much.

Meg O’Neill:

Okay. Great question. In the new energy space, and maybe I’ll frame it as decarbonization broadly or climate change broadly, we clearly support the science of climate change and as I said, we’ve set out those goals for decarbonization. Those are net emissions, the targets that I mentioned and when we look at our business, we talk about four levers. Design out, operate out, offset and diversify. Design out, when we’re looking at new investment opportunities, we want to make sure that we’ve really tested all of the emissions for those opportunities. For a new project like Scarborough, for example, we’ve made decisions to put a battery storage system on the platform so that you don’t have to run an extra generator for spinning reserves, so that cuts emissions. The easiest way to avoid CO2 is to not emit it in the first place, so designing out is an important lever.

Operate out means in our day-to-day operational activities, we need to be very conscious on our emission contents and doing everything we can to limit that as best we can. We’ve seen great progress in our own operations. I was up at the Karratha Gas Plant a couple of months ago and the operator was proudly telling me that he had turned off certain power gen turbines for emissions management. Having a workforce at the frontline level in the field who understands the trade-offs between reliability and emissions and is making those decisions, I think is a very important tool in our toolkit.

Offsets is the third area. I’ve talked about that a little bit in terms of where we’ve got a number of our geologists working today. If you think about offsets from the environmental planting perspective, so the vegetation-based offsets. A lot of the skills that you have when it comes to understanding geology, understanding topography and the geology actually is very quickly transferable to understanding where it might be a good area to grow trees. That’s probably overly simplifying and our head of carbon would tell me I’m very simplifying what she’s doing, but that’s an important tool in the toolkit to offset and so we’ve invested in our own capability and environmental planting. We’re also participating in the international offset market.

Diversify, of course, is the big prize and that’s things like hydrogen and ammonia. We’ve looked at a variety of investments, opportunities in the low-carbon energy space. We’ve looked at solar, but solar is a very low return, really low barrier to entry. It’s not the sort of opportunity that really plays to our strengths. When we look at things like ammonia and liquid hydrogen in particular, that’s something that looks a lot like what we do today. Large-scale industrial processes, major hazardous facilities, cryogenic processes. That’s one where we feel like there’s an opportunity to differentiate ourselves from the competition. There’s a lot of people talking about hydrogen. There’s not a lot of people doing hydrogen and we feel like we’ve got the skills, capability and knowledge of the industry to really make a difference there.

The challenge for us in the near term is making sure we’ve got the customer base and so that’s what a lot of our work has been over the last couple of years, has been working with customers, largely in Japan and Korea, but increasingly in the US and again, we think the Houston office will be really helpful to engage with those customers in the US to try to work with customers on what their pathways to decarbonize are and how they can increase their off take of these products.

Shiva McMahon:

Super. Going to go back to Vevox. There’s another question that’s just come in. What is the approach of Woodside on social value creation and the development of the communities where you have operations?

Meg O’Neill:

It’s a great question. It’s something that is extremely important to us everywhere we operate. I know it’s a value that BHP shares as well, be it in petroleum or in mining and other parts of the business. We think it’s extraordinarily important wherever we are to build those strong relationships with the local communities, to invest in the communities. We want the communities to thrive. We want communities to be the places where our employees really love to live and work and want to raise their families. If we look at the things that we’re doing in Karratha, it’s significant investment in the community. Recreation facilities, arts facilities, the quality of the schools, we’ve got 10-year plus partnership with the high schools in Karratha to raise the bar in terms of the quality of education there.

In a place like Senegal, where we’ve got newer presence, it’s very much focused on local content and how our industry can create local jobs and give local businesses the capability to compete for work in our sector. It’s tailored, of course, to where in the world you happen to be, but making sure that at a highest level that the community is thriving because of your presence, is an outcome that we all desire.

Shiva McMahon:

Super. I think we have another question live in Houston from [employee name]. Right. Good to see you. Go on.

Question:

Good afternoon. Thanks Meg, for sharing some personal aspects of your life with us, it helps us provide a better picture of who you are and we really appreciate you staying up tonight and doing this with us. My name is [employee name], I am the petroleum environment and regulatory manager. The question I have is what do you see as the biggest integration challenge going forward for the next 10 months?

Meg O’Neill:

Great question. Thank you for asking. Nice to meet you. One of the things that I think is going to be challenging for us is the fact that the critical mass of the two organizations are in such different places. Critical mass for Woodside, of course, is in Perth. Critical mass for BHP’s petroleum business is in Houston and figuring out how do we work effectively, is going to be pretty challenging. Our integration team, I’ll tell a little story, they’re planning to travel this weekend to Houston to be able to work face-to-face with Wally and the BHP members of the integration team, but we’re having a hard time getting flights back to Australia because the borders are basically closed and the whole nation is only allowing 3,000 people a week in. It’s a very challenging situation for us, so the COVID overlay is going to complicate things a bit. The timezone is of course a little bit challenging and this is important work. The integration planning needs to really get underway quickly and I know the team’s working hard at it to overcome these obstacles, but the key will be making sure we’ve got a good plan laid out as we work through the next few months, as we head towards that target completion date in the second quarter because what we want is on day one, go live and everybody have a sense for, well, what does that mean for me? What does it feel like to be part of this new entity?

Shiva McMahon:

We have one more question on Vevox. Once the merger goes through, how do you envision growing this company beyond what we have today?

Meg O’Neill:

Well, that’s exactly the opportunity for us and if I go back to where I started, the goal needs to be one plus one equals three. That doesn’t mean just synergies, like doing what we do together independently, more efficient. We’ve got to figure out how do we take what we’re doing today and take it up to that next level. I’ve got some ideas around what the three investment pillars will look like, where we’ll want to play as a business, but that’s one where I think the integration team working with the leadership of both companies needs to be really mapping out what does the combined business plan look like for the next five years and the outcome needs to be something better than the sum of two independent business plans.

Shiva McMahon:

I think [employee name], you have a question in Houston?

Question:

Yeah. Hi, Meg. Congratulations on your appointment. My name is [employee name] and I work in internal audit here in Houston. I just wanted to ask, here in Houston, there’s a lot of uncertainty about the future and worry I guess about that. I just wondered with your people in Woodside, in Perth, are they feeling any uncertainty or trepidation or are they just all systems go ready to rock and roll type thing? What’s the feeling in your group there in Perth?

Meg O’Neill:

Thanks for asking [employee name]. I think there’s uncertainty on both sides. We’ve embarked on a transformation journey, so that of course triggers uncertainty. You know we know we’ve got to find ways to do our business more efficiently. Shiva mentioned the FPOM work, I’ve looked a bit at some of the desired outcomes from that and it actually echoes some of the desired outcomes of our transformation journey making efficient decision making, efficient processes. We think we’ve got work to go in that space. We actually hope to build on the work that you’ve already done, but there’s uncertainty here as well and it’s going to be something that the leadership on both sides will need to just work with all of our teams to help manage in this period because unfortunately until we get to completion.

I’ll make two points. One, we have to continue to operate two independent businesses and the merger effective date was July 1, so everything that’s happening now will, when we close, get accounted for as part of the merged company, but for competition law reasons, we need to continue to operate independently. We’ve got to stay very much focused on delivering on our own commitments whilst planning the integration in parallel. I do recognize there’s uncertainty. We will be as transparent as we can, but there’ll be some constraints that we won’t necessarily be able to overcome until we get closer to completion.

[employee name]:

Thank you for that.

Shiva McMahon:

Super. We have another question on Vevox. Do you see any risk that the merger may not be approved by the shareholders?

Meg O’Neill:

I feel quite good about where things stand. Obviously anytime you announce a big change people will ask lots of questions and so in the first round of communications with investors, probably day one was a bit of surprise. By the time we got to day two, it was, yes, we really understand the strategic rationale, but we want to see more information on a couple of fronts. As we got further in the week, as we’ve been talking to investors, those messages have been gelling where the strategic rationale is understood, the financial impacts are understood, the opportunity to really grow the company is certainly understood. I feel like we’re positioned very well, but we do owe our shareholders more information.

One of the things that they’re keenly concerned about is Bass Strait remediation. That was something that came up in, I think every single call we had. The climate change, decarbonization and ESG also came up in every single call we had. Making sure that we’ve got really clear messages to our shareholders around what does the merger mean in terms of our decarbonization plans, that will be an important part of the narrative. I feel like we’re teed up really well and that our shareholders do understand the strategic rationale, they just want a bit more detail.

Shiva McMahon:

Super. One last question from Vevox. What are you most looking forward to as you become one company?

Meg O’Neill:

It’s bringing the talent together. We’ve worked side-by-side with BHP in the North West Shelf for 40 plus years, so we know bits of the company well. Certainly the Australian branch we know very well, but the work that the team has done internationally is first class. The opportunities in the Gulf of Mexico, the existing assets, as well as the future running room, the Trinidad and Tobago businesses are great businesses. I think bringing the two teams together and understanding what can we do when we get all this capability under one roof, is what excites me the most.

Shiva McMahon:

Super. Well, thank you Meg for sharing your insights and for the opportunity to get to know you a little bit better. We’re really looking forward to seeing this work come together and we really appreciate you taking the time and giving us the opportunity for the team to speak with you directly. Before we close, is there something else you’d like to add?

Meg O’Neill:

Well, if I may thank Shiva for coming in late in the evening. I thank Geraldine for all of her support and for helping set this up. We had chats a couple of weeks ago and said, look, it will be really important to reach out to the BHP team, to just have that first connection and talk a little bit about what we’re thinking about the merger and really understand what’s on your mind. I appreciate Geraldine, you setting this up. Look, it’s going to be a busy few months ahead of us, but as I said, I’m really looking forward to what we can do together and I think we can do more together than we could separately. Really excited about the future for us.

Shiva McMahon:

That’s super, thank you again. Well, that concludes our conversation and just want to say good night to the team in Perth who have stayed up to be with us and listen to this town hall. I wish everyone in the Caribbean and Americas locations a fantastic, great rest of your day. Thank you, Meg.

Meg O’Neill:

All right. Thank you.

Shiva McMahon:

Thanks everyone.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates, and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives, and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.